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andrewskurth.com
December 1, 2011
Via EDGAR and FedEx
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP Amendment No. 2 to Registration Statement on Form S-1 Filed November 18, 2011 File No. 333-176265
Dear Mr. Schwall:
          Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 30, 2011, with respect to Mid-Con Energy’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on November 18, 2011, File No. 333-176265 (the “Registration Statement”). Each response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.
          Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 3, together with three copies of Amendment No. 3 that are marked to show all revisions to the Registration Statement since the filing of Amendment No. 2 to the Registration Statement.
          For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless indicated otherwise.
Austin     Beijing     Dallas     Houston     London     New York     Research Triangle Park     The Woodlands     Washington, DC

H. Roger Schwall
December 1, 2011

Our Cash Distribution Policy and Restrictions on Distributions, page 50
Estimated Adjusted EBITDA for the Year Ending December 31, 2012, page 57
1. We note your disclosure at page 57 that your projections relating to your ability to fund cash distributions at the initial rate do not reflect any common units that may be issued under the long-term incentive program that your general partner plans to adopt. Please estimate the amount of units that may be issued in 2012 and disclose how any anticipated awards would impact your cash distribution calculations.
     Response: We have revised the disclosure as requested to provide an estimate of the maximum number of common units underlying awards that we anticipate issuing under our long-term incentive program and the aggregate additional amount distributable on such common units during 2012. Please see footnote (5) on page 59.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76
New Credit Facility, page 89
2. Please describe in greater detail the negative covenants set forth in Sections 7.1, 7.3 and 7.5 of the credit agreement.
     Response: We have revised the disclosure as requested. Please see pages 90 and 91.
Management, page 128
Compensation of Executive Officers, page 133
3. Please disclose in greater detail the provisions set forth in Section 3(b)(ii) through (v) of the Employment Agreements.
     Response: We have revised the disclosure as requested. Please see pages 133 and 134.
4. With respect to the non-solicitation and non-competition provisions in the Employment Agreements, please disclose the time periods covered.
     Response: We have revised the disclosure as requested. Please see page 135.
Financial Statements
5. Please monitor the requirements regarding the age of the financial statements included in your filing. See Rule 3-12 of Regulation S-X.
     Response: We acknowledge the Staff’s comment. As required under Rule 3-12 of Regulation S-X, we will update the balance sheet of Mid-Con Energy included in the Registration Statement if we do not request that the Registration Statement be declared effective prior to year-end.

H. Roger Schwall
December 1, 2011

          Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 3 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com or Richard Carson at GableGotwals at (918) 595-4833 or rcarson@gablelaw.com.

Very truly yours,
/s/ William J. Cooper

William J. Cooper

cc:	Alexandra M. Ledbetter, Securities and Exchange Commission
Charles R. Olmstead, Mid-Con Energy Partners, LP
Richard M. Carson. GableGotwals
J. Michael Chambers, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP

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